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                                                    SEC File Number: 001-13457
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                                                      CUSIP Number: 68750P103
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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

        For period ended:  December 31, 2000
                           -------------------------------------

        [ ] Transition Report on Form 10-K

        [ ] Transition Report on Form 20-F

        [ ] Transition Report on Form 11-K

        [ ] Transition Report on Form 10-Q

        [ ] Transition Report on Form N-SAR

        For the transition period Ended:
                                            --------------------

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Orthodontic Centers of America, Inc.
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Full Name of Registrant


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Former Name if Applicable

3850 N. Causeway Boulevard, Suite 1040
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Address of Principal Executive Office (Street and Number)

Metairie, Louisiana  70002
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


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         (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, |X| or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         As previously reported on March 16, 2001, Orthodontic Centers of America, Inc. (the "Registrant") has made certain changes in its revenue recognition policy pursuant to Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective as of January 1, 2000. Due to the recentness of this change in accounting policy, the Registrant and its independent auditors continue to analyze the effect of this change on the Registrant's financial results. As a result, the Registrant's independent auditors have not yet completed their audit with respect to the Registrant's consolidated financial statements for the year ended December 31, 2000. The delay in completing and filing the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000 could not be eliminated without unreasonable effort or expense.



(ATTACH EXTRA SHEETS IF NEEDED)         POTENTIAL PERSONS WHO ARE TO RESPOND TO
SEC 1344 (2-99)                         THE COLLECTION OF INFORMATION CONTAINED
                                        IN THIS FORM ARE NOT REQUIRED TO RESPOND
                                        UNLESS THE FORM DISPLAYS A CURRENTLY
                                        VALID OMB CONTROL NUMBER.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Bartholomew F. Palmisano, Sr.                (504)                    834-4392
--------------------------------------------------  ----------------------  ---------------------------
                          (Name)                          (Area Code)            (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
         filed? If answer is no, identify report(s).                                 [X] Yes  [ ] No

-------------------------------------------------------------------------------------------------------
(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                                                  [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A attached hereto.
-------------------------------------------------------------------------------------------------------

                      Orthodontic Centers of America, Inc.
       ------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2001                        By: /s/ Bartholomew F. Palmisano, Sr.
      -------------                            ---------------------------------
                                               Bartholomew F. Palmisano, Sr.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION


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           INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                    EXHIBIT A

         As previously reported, based on its preliminary unaudited analysis, the Registrant expects that, after applying the change in its revenue recognition policy pursuant to SAB 101 effective January 1, 2000, the Registrant's net revenue for 2000 will range from $265.4 million to $275.4 million, its operating income for 2000 will range from $78.9 million to $81.9 million, its net income for 2000, excluding the cumulative effect of such change in accounting principle, net of income tax benefit, will range from $46.6 million to $48.4 million, and its net income per share for 2000, excluding the cumulative effect of such change in accounting principle, net of income tax benefit, will range from $0.94 to $0.97. For the year ended December 31, 1999, the Registrant has previously reported net revenue of $226.3 million, operating income of $76.9 million, net income of $46.5 million, excluding a $678,000 cumulative effect of a change in accounting principle, net of income tax benefit, and basic net income per share of $0.95, excluding a $0.02 per share cumulative effect of a change in accounting principle, net of income tax benefit. These estimates are provided pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and involve risks and uncertainties, including unexpected impact of the Registrant's change in revenue recognition policy and results of the Company's audit, that could cause actual results to differ materially from these estimates.